Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 16
DATED APRIL 18, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 16 to you in order to supplement our prospectus. This supplement updates information in the "Investment Objectives and Policies", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 16 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 15 dated April 5, 2005, Supplement No. 14 dated March 28, 2005, and Supplement No. 13 dated March 18, 2005, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and March 18, 2005), and must be read in conjunction with our prospectus.

Investment Objectives and Policies

The discussion under "Other Investments" which starts on page 105 of our prospectus, is supplemented by the following information:

At the April 14, 2005 board meeting, the Board of Directors approved the investment of up to $100 million in the preferred and common stock of real estate investment trust companies. The investment could be leveraged up to a two-to-one basis. The investment in the preferred and common stock must meet certain parameters and criteria subject to the Board's approval prior to investment.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since April 5, 2005, the date of our last supplement. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.

	Year	Date	Approx. Acquisition Costs, Including	Gross Leasable Area	Physical Occupancy as of 04/01/05	No. of
Property	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Walgreens 7199 Natural Bridge Rd Northwoods, MO	2000	04/11/05	5,850,000	16,335	100	1	Walgreens

Greensburg Commons US 74 and State Route 3 Greensburg, IN (1)	1999	04/13/05	24,200,000	272,893	95	14	Wal-Mart Supercenter

Walgreens 10725 West Greenfield Avenue West Allis, WI	1999	04/14/05	4,415,000	13,965	100	1	Walgreens
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

We purchased Greensburg Commons with our own funds and the assumption of the existing mortgage debt on the property. The outstanding balance on the mortgage debt at the time of assumption was approximately $14,200,000. This loan requires interest only payments based on LIBOR and 155 basis points per annum.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Property	Year Built	Approximate Acquisition Costs Including Expenses ($) *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 04/01/05 (%)	No. of Tenants	Major Tenants **

Diebold Warehouse/Distribution/Service Center 5400 Lauby Road Northwest Canton, OH	2005	12,272,000	158,337	100	1	Diebold, Inc.

Circuit City Corporate Headquarters 9954 Mayland Drive Richmond, VA	1997	53,000,000	382,750	100	1	Circuit City

Vintage Plaza FM 1325 & LaFrontera Boulevard Round Rock, TX	2004	14,000,000	40,597	60 (1)	10	Tweeter Harris Bank One

Wickes Furniture Store 1584 South Route 59 Naperville, IL	2005	8,336,000	41,331	100	1	Wickes Furniture Store

Ashland & Roosevelt 1220 S. Ashland Ave. Chicago, IL	2002	24,144,000	111,473	100	19	Jewel/Osco

Montecito Crossing I-215 and North Durango Drive Las Vegas, NV	2004/ 2005	51,414,000	185,522	75 (1)	21	Homegoods PETsMART

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(2)	The leases for certain tenants have not yet commenced as of April 1, 2005.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of April 14, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	41,407,509	414,075,091	42,325,508	371,749,583

Shares sold pursuant to our distribution reinvestment program	5,909,156	56,136,982	-	56,136,982

Shares repurchased pursuant to our share repurchase program	(209,418)	(1,937,115)	-	(1,937,115)

	297,107,247	2,968,194,972	304,405,323	2,663,789,649

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.